1787 Financial Corporation, Inc.

STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Period February 1, 2016 (inception) to December 31, 2016
Cash flows from operating activities:	
Net income (loss)	$ (71,600)
Adjustments to reconcile net loss to net cash provided by operations:	
Depreciation	1,500
Net cash used in operating activities	(70,100)
Cash flows from investing activities:	
Equipment and furniture purchases	(12,000)
Net cash used in investing activities	(12,000)
Cash flows from financing activities:	
Capital stock	12,800
Proceeds from borrowings from majority shareholder	70,300
Net cash provided by financing activities	83,100
Net cash increase for period	1,000
Cash at beginning of period	-
Cash at end of period	$ 1,000